PROSPECTUS
                         675,000 SHARES OF COMMON STOCK

                                  SURREY, INC.

            Surrey, Inc. is offering to sell up to a maximum of 675,000 shares of Common Stock under this prospectus. The shares of Common Stock offered will be issued upon the exercise of the Surrey Redeemable Common Stock Purchase Warrants. The Warrants were issued as part of the initial public offering in December of 1997. At that time, we agreed to use our best efforts to maintain an effective registration statement relating to the Common Stock to be issued upon exercise of the Warrants. The Common Stock and Warrants are currently trading on the Nasdaq SmallCap Market(SM) under the symbol SOAP for the Common Stock and SOAPW for the Warrants.

            The 675,000 shares of Common Stock offered pursuant to this prospectus are being offered and sold by Surrey. The shares of Common Stock offered under this prospectus will be issued to any Warrant holder upon exercise of any of the Warrants and payment of the Warrant exercise price. The shares of Common Stock will not be issued through an underwriter, dealer or broker.

            The maximum of 675,000 shares of Common Stock being offered under this prospectus is equal to the number of Warrants sold in our initial public offering. Each Warrant grants the right to purchase one share of Common Stock, which number may increase or decrease as described in this prospectus. The number of shares of Common Stock may increase or decrease if we pay a dividend in Common Stock, undertake a stock split, undertake a reverse stock split, or undertake a reclassification of our Common Stock. In such case, the holder of a Warrant will be entitled to receive the number of shares of Common Stock which that holder would have owned if the Warrant holder would have exercised his or her Warrant prior to any of the events described above.

            THE INVESTORS SHOULD REVIEW THE INFORMATION CONTAINED IN THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS" ON PAGE 4.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. There may be changes relating to Surrey or its business since the date of this prospectus or the date of any document that we have referred you to that are not reflected in this prospectus or any document that we have referred you to. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus only relates to the Common Stock. All the information that is important to you may not be contained in this prospectus. For further information you should refer to the registration statement including all exhibits filed with the Securities and Exchange Commission ("SEC"). You may obtain copies of that information in a manner described in the section of this prospectus entitled "Available Information."

            Surrey's executive offices are located at 13110 Trails End Road, Leander, Texas 78641, and its telephone number is (512) 267-7172.


              The date of this Prospectus is December 10, 1998.


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                              AVAILABLE INFORMATION

            Surrey is a reporting company under the Securities Exchange Act of 1934. Surrey files annual, quarterly and special reports, proxy statements and other information electronically with the SEC. Such material can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information relating to the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect and copy such information at the SEC's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain copies of such material by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also access such material through the Commission's home page on the Internet at http://www.sec.gov. The Common Stock of Surrey is traded on the Nasdaq SmallCap Market(SM). Surrey's reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 10006.

            For further information with respect to Surrey and the Common Stock offered hereby, we refer you to the registration statement, including the exhibits filed or incorporated as a part of the registration statement. You may inspect or obtain copies of the registration statement at prescribed rates from, the Public Reference Section of the SEC at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            This prospectus is part of a registration statement Surrey filed with the SEC to register the Surrey Common Stock to be issued upon exercise of the Warrants offered under this prospectus. It does not repeat important information that you can find in the registration statement or in the reports or other documents that Surrey files with the SEC. The SEC allows Surrey to "incorporate by reference" the information it files with them. This means that Surrey can disclose important information to you by referring to other documents that are legally considered to be part of this prospectus, and later information that it files with the SEC will automatically update and supercede the information in this prospectus and the documents listed below. Surrey incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the Common Stock offered under this prospectus is sold:

            1. Surrey's registration statement on Form SB-2, filed with the SEC on September 16, 1997 and all amendments thereto;

            2. Surrey's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

            3. Surrey's Proxy Statement for the Annual Meeting of Shareholders held April 30, 1998;

            4. Surrey's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1998;

            5. Surrey's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 1998;

            6. Surrey's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998;

            7. The description of Surrey's Common Stock and Warrants set forth in Surrey's registration statement on Form 8-A filed with the SEC on November 18, 1997; and

            8. Surrey's Current Report on Form 8-K filed with the SEC on November 25, 1998.

            You may request a copy of these filings at no cost by writing or telephoning Surrey at the following address: Surrey, Inc., Investor Relations, 13110 Trails End Road, Leander, Texas 78641, (Telephone: 512-267-7172).


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                                  RISK FACTORS

            AN INVESTMENT IN SURREY COMMON STOCK INVOLVES VARIOUS RISKS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. YOU ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS THE RESULT OF VARIOUS FACTORS, INCLUDING THE FACTORS REFERENCED IN SURREY'S DOCUMENTS THAT ARE FILED WITH THE SEC AND WHICH ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IN DECIDING WHETHER OR NOT TO INVEST IN SURREY COMMON STOCK, YOU SHOULD CONSIDER THE FOLLOWING RISKS
FACTORS:

MANAGEMENT OF GROWTH

            We are currently in the process of and intend to continue the significant expansion of our business over the next several years. The Company currently has a goal to double its production over the next several years through a combination of expanded manufacturing and production capacity, use of additional professional full-time sales personnel, the addition of new products such as a line of high end scented candles and a line of traditional bar soap. In addition, Surrey intends to focus on the growth and promotion of its higher margin products.

            We recently completed the expansion of our manufacturing, warehousing and office facilities by adding approximately 39,100 square feet, bringing the total size of our facilities to 77,100 square feet. We added 18,100 square feet to our production and manufacturing facilities, 14,900 to our warehousing and storage space and 6,100 to our office space. We also have leased several new pieces of manufacturing equipment and are in the process of adding more manufacturing equipment. We currently expect that this expanded facility will be fully operational in the first quarter of 1999.

            While we are in the process of implementing our growth strategy, we cannot assure you that the growth strategy will be successful in increasing our net income or share price of Surrey's Common Stock. Success of our growth strategy will depend on our ability to utilize the expanded capacity efficiently to justify the higher costs of maintaining a larger facility, more personnel and manufacturing a broader variety of products. Surrey cannot assure you that it will be able to achieve its goal in the next several years, if at all.

            Further, growth of Surrey's business will result in increased costs for personnel and systems. We cannot assure you that we will be able to secure and maintain the additional management, employees and staffing, or other resources required to support the intended growth of our business.

RECENT LOSSES

            In our report on Form 10-QSB for the quarter ended September 30, 1998, we reported a net loss of $67,000. For the nine months ended September 30, 1998, we reported a net loss of $220,000. Our net loss for the quarter and for the first nine months of 1998 was due to a variety of factors including increased sales and marketing expenses, increased labor costs and the increased costs of being a publicly traded company. Our sales and marketing expenses increased as a result of additional personnel that we hired in anticipation of our expanded production capabilities. We believe that the labor cost increases are due to training costs associated with our expansion as well as operating inefficiencies of our existing smaller facilities. We believe that the costs associated with being a publicly traded company will decline as a percentage of net sales. Increasing our net profit will require


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that we operate our expanded facilities efficiently and we utilize the expanded capacity. We cannot assure you that we will be able to operate our expanded facility efficiently or utilize the expanded capacity.

DEPENDENCE ON CUSTOMERS

            During 1997, Wal-Mart, Surrey's single largest customer, accounted for approximately 34% of net sales, and in 1996, it accounted for 21% of net sales. Based on net sales from the first nine months of 1998 and anticipated sales for the entire year, we anticipate that Wal-Mart will be our single largest customer for 1998 and will account for approximately 25% of net sales. Avon was our second largest customer in 1997, accounting for approximately 7% of net sales, and in 1996, it accounted for approximately 6% of net sales. We believe that Avon and Walgreen's will be the second and third largest customers in 1998. They each will account for less than 10% of net sales. The loss of any major account, especially Wal-Mart, or a decrease in orders from any such customer, could have a material adverse effect on Surrey and its business. We cannot assure you that our largest customers will continue to purchase Surrey's products at the same levels.

            We recently announced a letter of commitment from Bath & Body Works to purchase approximately 10 million bars of our high quality, transparent glycerin and specialty soap. If the purchase order commitment is fulfilled at expected levels, we anticipate that Bath & Body Works could account for approximately 33% to 50% of net sales in 1999. We cannot assure you that Bath & Body Works will continue to purchase our products at such levels in future years. We have described the purchase order letter of commitment in the section of the prospectus entitled "Recent Developments."

CUSTOMER CONTRACTS

            Surrey's large retail customers, such as Wal-Mart and Walgreen's, usually establish their product order "plan-a-grams" on a 12-month cycle. Once such a plan is in place, it is often not reviewed for such 12 month cycle; however, only the first order under any such plan is guaranteed. We have no standing orders or long-term contracts with any of our retail customers. Any customer can re-order at any time or cancel or replace our product in its 12-month plan without notice to us.

            Most of Surrey's contract manufacturing customers, such as Elizabeth Arden, Avon and Walt Disney, order on a job-by-job basis only. Such orders are usually cancelable by the customer if not shipped within two weeks of the scheduled shipping date. Unless Surrey is developing a new product for a contract manufacturing customer (a development period may take months or years depending on the product and the customer), Surrey typically ships products within 60 to 90 days after receiving a purchase order. This period may be longer if special packaging or labeling is required by a customer. Individual contract manufacturing clients generally supply their own soap boxes and labeling; therefore, we are not required to carry that inventory on our balance sheet. In addition, many of Surrey's contract manufacturing customers pay for the development and production of the dye stock and molds and, therefore, they, and not Surrey, own such molds and the formulas for their individual products.

COMPETITION

            There is extensive competition in the bar soap manufacturing industry. However, we believe that we currently compete directly with only a small number of manufacturers in the specialty soap market, including Neutrogena, Beiersdorf (Basis), and Johnson and Johnson (Purpose). In addition,


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many other companies manufacture and/or market a range of personal care products which compete with Surrey's soap and other products. These companies include
Bath & Body Works, Twin Craft Soap Company, Original Bradford Soapworks and
Stahl Soap.

            As part of our expansion, we intend to begin manufacturing traditional bar soap. Within the traditional soap market, we will compete directly with many larger manufacturers, such as Proctor & Gamble, Colgate-Palmolive, Unilever and Dial, which are much larger and have greater financial resources than we have. We do not expect to make significant inroads into the traditional bar soap market; rather, we intend to meet the existing demand of our customers for traditional soap.

            We currently believe that we will experience little competition from the large manufacturers of traditional bar soap in our specialty soap niche market due to the small size of the market. In addition, we believe that it is more expensive to mass produce a high quality glycerin bar soap product. However, we cannot assure you that these larger manufacturers will not compete with Surrey in the future for its products, particularly its liquid soap products.

            We have recently added a line of high-end scented candles to compliment our potpourri and craft products. The candle industry is highly competitive and dominated by larger manufactures. Most of these larger manufacturers have greater financial resources than Surrey.

            We believe that we experience most of our competition from companies having a broader variety of product line. We believe we experience a lesser degree of competition based on the price of our products. By adding products such as traditional bar soaps and liquid soaps, potpourris, high end scented candles and crafts, we believe that we will better compete in the marketplace.

SEASONALITY

            We experience seasonal fluctuations in operating results, with sales and revenues generally higher during the third and fourth calendar quarters. Orders shipped in the third and fourth quarters generally account for approximately 60% of the Company's total net sales for the year, due primarily to the holiday retail season.

CONTROL BY MANAGEMENT

            As of the date of this prospectus, John B. van der Hagen, CEO and Chairman of the Board, Mary van der Hagen, Secretary and Director, Martin J. van der Hagen, President, and Mark J. van der Hagen, Vice President - Finance, currently own a total of approximately 46% of the Common Stock. Assuming all the Warrants are exercised, management will own approximately 36% of the Common Stock. These percentages are calculated excluding the exercise of any warrants or options held by management. As a result, management may have the ability to elect the Company's entire Board of Directors and control Surrey, including transactions such as mergers, consolidations and the sale of substantially all of Surrey's assets.

DEPENDENCE ON KEY PERSONNEL

            Surrey's success is dependent on the efforts of its key management personnel. The loss of the services of any such personnel could have a material adverse effect. We currently have employment agreements with our CEO and our President. We do not have life insurance policies payable to us on


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any key management personnel. We will continue to be dependent on our ability to attract and retain qualified personnel.

PROPRIETARY PROCESSES AND TRADEMARKS

            Surrey holds no patents on any of its equipment or processes and relies substantially on certain formulas and processes that are not patentable. In addition, much of our proprietary information is the experience and knowledge of our employees, contractors and business partners. We protect such processes through confidentiality agreements with certain contractors, business partners, and distributors; however, Surrey cannot assure you that these agreements will adequately protect our proprietary processes and formulas. Any unauthorized disclosure or use of Surrey's proprietary information could have a material adverse effect on our business operations. We are aware that a company which signed such a confidentiality agreement appears to be using certain trade secrets in violation of their agreement. We do not own any patents on any of our technology. We believe that the trademarks we own on certain product names have significant value and are important to the marketing of our products, but do not consider any individual mark to be material to our operation. Surrey's marks may violate the proprietary rights of others, proprietary rights in the marks have never been challenged and, as a result, Surrey does not know if its rights would withstand such a challenge. In such case, Surrey may be prevented from using its marks which could have an adverse affect on Surrey. Surrey has been unable to register the name Surrey as a trademark due to a prior registration; however, such prior registrant manufactures plastic combs, not soaps. While we believe that our current use of the name is not infringing on the rights of others, Surrey cannot assure you that its use will not ever be challenged.

DETERMINATION OF OFFERING PRICE; POSSIBLE STOCK PRICE VOLATILITY; NO DIVIDENDS

            There was no public market for the Common Stock at the time the exercise price of the Warrants was determined. As a result, the exercise price of the Warrants, which is the price one must pay to purchase the shares of Common Stock, was determined by negotiation between the underwriter in the initial public offering and Surrey based upon the general status of the securities market at that time and other relevant factors. The market price for the Common Stock may be highly volatile depending upon various factors, including the general economy, stock market conditions, announcements by us, our vendors or competitors and fluctuation in Surrey's operating results. We currently intend to retain earnings for use in operations and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

YEAR 2000 PREPAREDNESS

            Surrey has reviewed its software driven accounting system and personal computers and has taken action so that its computer and non-information technology systems will function properly with respect to dates in the Year 2000 and thereafter. The total cost of compliance was approximately $40,000. Surrey has substantially completed its internal Year 2000 compliance. Surrey has not begun an assessment of the year 2000 preparedness of third parties with which it has a material relationship. Surrey cannot assure you that its or its suppliers' year 2000 conversion will be successfully completed. The failure to complete such conversion may have a adverse material affect on Surrey.


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FORWARD-LOOKING STATEMENTS

            Statements contained in this prospectus regarding Surrey's future operations, growth strategy, contract with Bath & Body Works, future performance and results are forward looking and, therefore, are subject to certain risks and uncertainties, including those discussed herein. In addition, any forward looking information regarding the operations of the Company will be effected by Surrey's ability to effectively manage and operate its facilities as expanded, Surrey's ability to successfully increase its marketing and sales effort in order to take full advantage of its increased production facilities, to successfully perform on the Bath & Body Works letter of commitment, to obtain financing for equipment needed to perform under the Bath & Body Works letter of commitment and continued receipt of large orders from Surrey's significant customers. We cannot assure you that we will be able to fully and adequately perform the Bath & Body Works letter of commitment, that we will continue to get large orders from significant customers, or that we will be able to maximize the expanded production capabilities.

                                    BUSINESS

            Surrey specializes in the development and manufacture of high quality transparent glycerin and specialty soap products, as well as the production of certain personal care and home fragrance products. Surrey has built four successful retail brands and a strong private label and contract manufacturing business for high-profile customers. Surrey uses a process for manufacturing poured bar soaps that allows us to produce unique and affordable original soap products in large quantities. Surrey also maintains a library of chemical formulations for producing purer, milder and harder glycerin soap bars primarily through the use of synthetic moisturizing ingredients rather than the use of tallow (animal fat). We recently expanded into the crafts market, with soap-making kits and expanded our home fragrance products with the introduction of a full line of potpourri products. As part of our expansion plans, we will manufacture a line of high-end scented candles that will compliment our line of home fragrance products.

            Surrey is the successor to a venture begun in 1972 to market a brush, mug, and line of shaving soap for men. Management began working to perfect techniques for producing a milder bar soap for its shaving kits, and in 1979 began manufacturing its own soap products and expanding a new library of soap formulations.

            In the early nineties, Surrey entered the contract manufacturing business and began producing specialty soap products for a variety of premier brand consumer product companies and prestige accounts including Elizabeth Arden, Walt Disney Co., Avon, Ann Taylor, Wal-Mart, and Walgreen's. In 1990, Surrey acquired the assets of Simmer Scents, a line of potpourri home fragrances and began moving into the major craft chains.

            Surrey markets its products, both directly and through manufacturers' representatives, to a large variety of retail establishments. We also manufacture, on a contract basis, for a variety of private-label customers. The Company's total sales and revenue mix for 1997 were approximately equally divided among:

            *     contract manufacturing products,

            *     potpourri and craft products and

            *     retail soaps and shaving products.


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            In 1998, we anticipate the total sales and revenue mix will be comparable to that of 1997.

                               RECENT DEVELOPMENTS

            Surrey recently received a major purchase order commitment for its high quality transparent glycerin and specialty soap products from Bath & Body Works, a wholly owned subsidiary of The Limited, Inc., a New York Stock Exchange company. Management believes that revenues from such commitment will approximate $6 million. The commitment represents the single largest order received by the Company in its history. The letter of commitment calls for Surrey to deliver to Bath & Body Works ordered products beginning in January 1999 and continuing throughout 1999.

            The letter of commitment is a letter of intent and Bath & Body Works and Surrey are working toward a more formal arrangement. The letter of commitment is for one year; however, individual purchase orders may be cancelled upon 30 days notice. Bath & Body Works has no commitment to place any order with Surrey after the end of 1999. We cannot assure you that Bath & Body Works will order the entire amount expected for 1999 or will order more product from Surrey after 1999. If Bath & Body Works does not order more products from Surrey after 1999, such loss of revenue will have a material adverse effect on Surrey. We cannot assure you that Bath & body Works will not cancel such letter of commitment. Bath & Body Works is a major retailer of bathroom and bedroom accessories, and operates over 1,100 stores nationwide.

            The new letter of commitment from Bath & Body Works will require Surrey to lease six additional machines: three high speed wrapping machines and three poured soap lines. We are currently in the process of obtaining such equipment. We currently estimate that the additional machines needed to fulfill our requirements under the new letter of commitment will cost approximately $1,000,000. We have entered into negotiations with Keycorp Leasing, a division of Key Corporate Capital, Inc. ("KCCI") to finance such additional equipment. Our current operating lease with KCCI provides for $1,500,000 lease line of credit to finance equipment. The Company anticipates using approximately $500,000 of the available balance on this lease line of credit to finance such additional equipment. We currently estimate that we will need to expand our lease line of credit by approximately $500,000 to $2,000,000 in total. We cannot assure you that we will be successful in obtaining such additional financing.

            In addition, we currently anticipate that we will need to expand our warehousing facilities by 14,000 square feet and our soap curing area by 5,000 square feet to fulfill the Bath & Body Works letter of commitment. We have begun negotiations with Chase Bank of Texas, National Association ("Lender") to increase our existing construction/term loan by approximately $500,000 to finance such expansion. The principal amount of such loan is currently $2,300,000. We have also begun negotiations with our Lender to increase our revolving line from $1,000,000 to $2,000,000 to finance inventory and other working capital needs relating to the Bath & Body Works letter of commitment. We cannot assure you that we will be successful in obtaining such additional financing from our Lender. If we are unable to obtain additional financing, we may not be able to adequately perform under the Bath & Body Works letter of commitment.

            We recently completed an expansion of our manufacturing, warehousing and office facilities by adding approximately 39,100 square feet bringing the total size of our facilities to 77,100 square feet. The cost of constructing the facilities was approximately $1,100,000. We can give you no assurance that we will be able to manage our expanded facility efficiently.


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                                 USE OF PROCEEDS

            Assuming all the Warrant holders exercise their Warrants to purchase an aggregate of 675,000 shares of Common Stock, the estimated proceeds received by us will be $3,240,000 before any expenses. The Warrant holders have no obligation to exercise any of the Warrants. We cannot assure you that any of the Warrants will be exercised. Therefore, we cannot predict when or whether we will receive any of the proceeds of this offering. We currently intend to use the proceeds of this offering to repay our current debt, to finance product development, or for general working capital purposes.

            Depending on the timing of receipt of the proceeds and the business climate, we may use the proceeds from this offering for purposes different than we stated above. We may not update you regarding any changes in our intentions regarding the prospective proceeds of this offering.

                              PLAN OF DISTRIBUTION

            Any or all of the Warrants may be exercised at various times by the Warrant holder signing the exercise form attached to the Warrant Agreement and paying to us $4.80 per share of Common Stock being purchased. We have no selling arrangements with any underwriters, brokers, agents or other persons in relation to the sale of these shares of Common Stock.

            Surrey has agreed, under certain circumstances, to use our best efforts to keep the registration statement of which this prospectus forms a part, effective until the earlier of (i) December 9, 2002, (ii) the time at which all shares offered have been sold to the Warrant holders or (iii) the time we redeem all the Warrants pursuant to the terms of the Warrant Agreement. We may also redeem the Warrants under certain circumstances. We incorporate by reference into this prospectus the terms of the Warrant Agreement.


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                                  LEGAL MATTERS

            Certain matters with respect to the legality of the issuance and sale of these shares of Common Stock will be passed upon by Mackall, Crounse & Moore, PLC, Minneapolis, Minnesota. G. Thomas MacIntosh II, a director of Surrey, is a member of Mackall, Crounse & Moore, PLC.

                                     EXPERTS

            Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 1997, as set for in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.


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